SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2006

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Company Secretary’s Office

Australia and New Zealand Banking Group Limited

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 61 3 9273 6141

Fax 61 3 9273 6142

www.anz.com

29 May 2006

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited Interim Dividend 2006 — Dividend Reinvestment Plan and Bonus Option Plan

ANZ’s fully franked 2006 Interim Dividend of 56 cents is payable on 3 July 2006 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 19 May 2006 (the ‘Record Date’).

The price set in order to calculate the number of shares to be allotted under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is A$26.50 being the volume weighted average sale price of ANZ shares during the five trading days following the Record Date.

Yours faithfully

John Priestley

Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 07 June 2006

* Print the name and title of the signing officer under his signature.